SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  AMENDMENT NO.

                        INMEDICA DEVELOPMENT CORPORATION
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                                (Name of Issuer)

                          Common Stock $.001 par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    457639104
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                                 (CUSIP Number)

          Wescor, Inc.
          c/o Wayne Barlow
          459 South Main Street
          Logan, Utah 84321 USA
          Telephone:  435-752-6011
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 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

     July_30,_2004
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(Date  of Event  which  Requires  Filing  of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


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




CUSIP No.     457639104
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         1)       Names of Reporting Persons S.S. or I.R.S.  Identification Nos.
                  of Above Persons

                     Wescor, Inc. 87-0284733
                     -----------------------

         2)       Check the Appropriate Box if a Member of a Group

                  (a)

                  (b)


         3)       SEC Use Only

         4)       Source of Funds (See Instructions) WC


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         6)       Citizenship or Place of Organization Utah

Number of Shares           7) Sole Voting Power   1,119,720*
Benficially Owned
by Each Reporting          8) Shared Voting Power 1,119,720*
Person
                           9) Sole Dispositive Power 1,119,720*

                          10) Shared Dispositive Power 1,119,720*

         11)      Aggregate   Amount   Beneficially   Owned  by  Each  Reporting
                  Person: 1,119,720*

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


         13)      Percent of Class Represented by Amount in Row (11)6.4%*

         14)      Type of Reporting Person (See Instructions) CO



*Represents share ownership and percentage ownership if debt of $111,972 owed to Wescor, Inc. were converted to restricted common stock of InMedica Development Corporation as of September 30, 2004.

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


Item 1.  Security and Issuer

         Common Stock, $.001 par value

         InMedica Development Corporation
         60 South 600 East, Suite 150
         P.O. Box 27557 Salt Lake City, Utah 84127

Item 2.  Identity and Background

         (a)      Wescor, Inc., a Utah corporation

         (b)      459 South Main Street Logan, Utah 84321 USA

         (c)      Medical technology business

         (d)      No criminal convictions during past 5 years.

         (e) No involvement in civil proceedings regarding federal or state securities law violations during the past five years.

         (f)      Domestic Utah Corporation

Item 3.  Source and Amount of Funds or Other Consideration

         Working Capital of the Reporting Person

Item 4.  Purpose of the Transaction

         The Reporting Person loaned operating capital to InMedica Development Corporation convertible to common stock of InMedica at $.10 per share. The Reporting Person has no present plans or proposals that would result in any of the following, except as described below:

         (a) The acquisition by any person of additional securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries - See copy of the Joint Development Agreement and other Exhibits attached hereto;

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


         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries - See copy of the Joint Development Agreement and other Exhibits attached hereto;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 - See the Joint Development Agreement and Other Exhibits attached hereto;

         (g)      Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

         (j)      Any action similar to any of those  enumerated above - See the
                  Joint  Development   Agreement  and  other  Exhibits  attached
                  hereto.

Item 5.  Interest in Securities of Issuer

         (a) Wescor has the right to convert the debt owed by InMedica to Wescor into restrictd common stock of InMedica for $.10 per share. As of July 30, 2004, the outstanding debt was $116,833 which was convertible to 1,168,330 shares of restricted common stock of InMedica. As of September 30, 2004, the debt and accrued interest totalled $111,972 was convertible to 1,119,720 shares of restricted common stock of Inmedica or 6.4% of the then issued and outstanding stock of InMedica.


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

         (b) Shared voting and dispositive power: 1,119,720 shares Sole voting and dispositive power: 1,119,720 shares.

         (c) During the past 60 days the Reporting Person has not purchased or sold securities of the issuer.

         (d)      No person  other  than the  Reporting  Person has the right to
                  receive  or  direct   dividends  or  sale  proceeds  from  the
                  securities.

         (e) The Reporting Person is the beneficial owner of more than 5% of this class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to transfer or voting the securities acquired and disposed of in this transaction, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of division of profits or losses, or the giving or withholding of proxies, except as identified below in the Exhibits.

Item 7.  Exhibits

1- Joint Development Agreement dated September 7, 2004, between InMedica Development Corporation and Wescor, Inc.
2- Letter of Intent dated January 28, 2004 between InMedica Development Corporation and Wescor, Inc.
3- Loan Agreement dated February 1, 2004 between InMedica Development Corporation and Wescor, Inc.
4- Assignment and Security Agreement dated February 1, 2004 between InMedica Development Corporation and Wescor, Inc.
5-       Technology Modifications Note dated February 19, 2004.
6-       Overhead Note dated February 19, 2004.
7-       Accrued Expense Note dated February 19, 2004.

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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESCOR, INC.


/s/ Wayne Barlow                  DATE: 12/14/04
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Wayne Barlow, President

























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